UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For July 27, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Buenos Aires, July 27, 2016.

Messrs.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Re.: Transportadora de Gas del Sur (“TGS”).

Dear Sirs,

In accordance with the requirements set forth in the regulations under the United States Securities and Exchange Act, we hereby report that transactions concluded today, with the following effects:

•

“Pampa Energía S.A.” (“Pampa”) acquired from “Petrobras International Baspetro B.V. the total of the capital stock and voting rights of “Petrobras Participaciones S.L.” (“Petrobras Participaciones”), a company that held 67,1933% of the capital stock and voting rights of “Petrobras Argentina S.A.” (“Petrobras Argentina”) and, consenquently, of its subsidiary company “Petrobras Hispano Argentina S.A.”. These companies, jointly, held 50% of “Compañía de Inversiones de Energía S.A.” (“CIESA”), TGS´ holding company, with 51% of TGS´ capital stock.

•

“Pampa” sold its indirect participation in TGS’ capital stock and rights (representing 50% of CIESA´s capital stock), simultaneously with the transaction previously mentioned, to “Grupo Inversor Petroquímica S.L.” (member of “Grupo GIP”, headed by Sielecki family), WST S.A. (members of “Grupo Werthein”) and PCT L.L.C.

As a consequence of the referred transactions, during the Board Meeting held on July 27, 2016, TGS’ Board of Directors approved the resignations submitted by Regular Directors Messrs. Ricardo Isidro Monge, Javier Bernardo Sato and Héctor Daniel Casal, and Alternate Directors Messrs. Mariano Batistella, Jorge Raúl Subijana, Leslie Allan Blumenthal and Favio Marcelo Pezzullo.

In accordance with the regulations set forth by Law N° 19.550, section 258, and in view of the vacancies occurred in TGS’ Board of Directors, situation that is contemplated in section 23 of TGS´ bylaws, the Supervisory Committee appointed Messrs. Gustavo Mariani as President, Luis Fallo as Vice-president, Mariano Batistella and Gregorio Werthein as Regular Directors and Diego Salaverri, Nicolás Mindlin, Hugo Galluzzo and Jorge Sampietro as Alternate Directors. Their terms of office will last until the upcoming General Ordinary Meeting of Shareholders. All positions referred before were distributed during the Board Meeting that was held today.

Sincerely,

Silvia Migone Díaz

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: July 27, 2016